Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

Azour, Israel, December 24, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 24, 2015, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 14,433,983 votes (96%). 126,897 votes opposed (1%) and 602,608 votes (3%) abstained.

(2)	To approve the election of the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Eazi Sheratzky, Gil Sheratzky, Zeev Koren.

Eazi Sheratzky - approved by  9,930,122 votes (65.49%). 5,224,244 votes (34%) opposed and  8,394 votes (0.51) abstained.
Gil Sheratzky - approved by  9,945,002 votes (65.59%). 5,209,334 votes (34%) opposed and  8,424 votes (0.41%%) abstained.
Zeev Koren - approved by   10,713,634 votes (70.61%). 4,421,201 votes (29%) opposed and 38,169 votes (0.39%) abstained.

(3)
To approve the following amendments to the Articles of Association of the Company:

Sec 32.4 – approved by a simple majority: 15,148,269 votes (99.9%) approved, 5,842 votes (0.05%) opposed and 9,009 (0.05%) votes abstained.
Sec 32.6 – approved by a simple majority: 15,148,634 votes (99.9%) approved, 5,877 votes (0.05%) opposed and 8,609 votes (0.05%) abstained.
Sec 40.2 – approved by a special majority:11,558,031 votes (76.22%) approved, 3,595,080 votes (23.7%) opposed and 10,009 (0.08%) votes abstained.
Sec 40.4.6 – approved by a simple majority: 15,150,503 votes (99.92%) approved,4,842 votes (0.04%) opposed and 7,775 (0.04%) votes abstained.
Sec 44.2 – approved by a simple majority: 15,148,635 votes (99.92%) approved, 5,877 votes (0.04%) opposed and 5,608 (0.04%) votes abstained.
Sec 45A - approved by a simple majority: 15,146,739 votes (99.89%) approved, 5,807 votes (0.055%) opposed and 10,574 (0.05%) votes abstained.

The vote of the holders of a majority of the Ordinary Shares participating in the Annual Meeting and voting on the matter is required for the approval of any of change of Sec 32.4, Sec 32.6, Sec 40.4.6, Sec 44.2, Sec 45A . For Sec 40.2 a majority of at least three quarters (75%) of the votes of the Shareholders who are entitled to vote and who voted in the Annual Meeting, in person, by means of a proxy or by means of a proxy card.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 915,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

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Kenny Green
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Investor Relations in Israel

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